March 14, 2019

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Review of Forms N-CSR of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Name of Series of Trust	Fiscal Year Reviewed	Accession Number
Perkins Discovery Fund	3/31/18	0001209286-18-000378
DGHM MicroCap Value Fund	2/28/18	0000891804-18-000230
DGHM All-Cap Value Fund	2/28/18	0000891804-18-000230
DGHM V2000 SmallCap Value Fund	2/28/18	0000891804-18-000230
Toreador Select Fund	4/30/18	0000891804-18-000297
Toreador International Fund	4/30/18	0000891804-18-000297
Toreador Core Fund	4/30/18	0000891804-18-000297
Toreador Explorer Fund	4/30/18	0000891804-18-000297

Dear Ms. Fettig:

This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission (“SEC”) that you provided on November 30, 2018. The comments addressed Form N-CSR filings (the “Filings”) for the series of the Trust, the fiscal years and accession numbers noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.
Holdings in the health care sector (Health Care Manufacturing, Health Care Drugs/Services, Health Care Supplies and Health Care Support) combine to account for 66.31% of the net assets of the Perkins Discovery Fund as of March 31, 2018 and holdings in the Information Technology sector account for 26.64% of the net assets of the Toreador Core Fund as of April 30, 2018. Consider disclosing in these Funds’ registration statements risks specific to these sectors as principal risks of investing in the Fund if it is anticipated or intended that the Fund will continue to focus on these sectors; or, if it is anticipated that the Fund will focus on different sectors over various time frames, disclose ‘sector risk’ as a principal risk of investing in the Fund.

Response: The Trust will consider disclosing risks specific to the health care sector as principal risks of investing in the Perkins Discovery Fund and disclosing ‘sector risk’ as a principal risk of investing in the Toreador Core Fund in the next annual update to each Fund’s registration statement.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 14, 2019

2.
Positions in the securities of single issuers that amount to more than 5% of total assets (“5% Issuers”) comprise in the aggregate greater than 70% of the Perkins Discovery Fund’s total assets. Please explain how the Fund, as a diversified fund, complies with the diversification requirements of the Investment Company Act of 1940, as amended, and Sub-Chapter M of the Internal Revenue Code.

Response: The Perkins Discovery Fund monitors its compliance with diversification requirements closely and testing is conducted and documented at least quarterly. The Fund has operated for over 20 years and the majority of its holdings in 5% issuers have been long- term holdings of the Fund whose value has grown to exceed 5% of the Fund’s total assets due to market appreciation. Trust management has represented that the Fund has not added to its positions in 5% issuers in violation of applicable diversification requirements.

3.
In the Schedule of Investments of the DGHM All-Cap Value Fund, please disclose the class of shares held of other investment companies held by the Fund. Please apply this comment to all series of the Trust.

Response: The Trust will make the adjustment to future reports.

4.
For all series of the Trust, in the Transactions with Affiliates/Related Parties footnote, please disclose the frequency (i.e., monthly) of payments made pursuant to transactions with affiliates or related parties, such as the payment of the Fund’s management fee.

Response: The Trust will disclose the frequency of payments made pursuant to transactions with affiliates or related parties as required.

5.
Please ensure that shareholder reports and the registration statement of the Toreador International Fund contain consistent disclosures regarding the recoupment provisions under the Fund’s Expense Limitation Agreement.

Response: Subsequent to the filing of the Toreador International Fund’s Annual Report on Form N-CSR as of April 30, 2018, but prior to the filing of the annual update to the Fund’s registration statement on August 28, 2018, the Trust and the adviser to the Toreador Funds agreed to revise the recoupment provisions in the Toreador Funds’ Expense Limitation Agreements to allow for recoupment of fees waived or expenses reimbursed within three years following the date such waiver or reimbursement was made, as is disclosed in the Toreador International Fund’s prospectus dated August 31, 2018. The Trust will ensure that future shareholder reports for the Toreador Funds will contain this disclosure and will be consistent with the Funds’ registration statement.

6.	Form N-CSR was updated effective August 2017 and this Form was not used in the Filings reviewed. Please use the most current Form N-CSR for future filings.

Response: The Trust will make the adjustment to future reports.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 14, 2019

7.
Item 4(c) of Form N-CSR requires the disclosure of fees billed by the principal accountant for tax compliance, tax advice, and tax planning and a description of the “nature of the services comprising the fees disclosed under this category.” Please enhance the disclosures under Item 4(c) in future reports to describe the nature of the tax compliance, tax advice and tax planning services for which fees were billed.

Response: The Trust will make the adjustment to future reports.

8.
In the DGHM Funds’ Annual Report, the footnote disclosure to the line graph and performance table for each Fund states that the Funds’ expense caps exclude 12b-1 fees. Please update the disclosure in future reports to also disclose any other exclusions from the expense cap, i.e. interest, taxes...etc.

Response: The Trust will make the adjustment to future reports.

9.
Management’s Discussion of Fund Performance (“MDFP”) in the DGHM V2000 SmallCap Value Fund’s Annual Report discusses the Fund’s performance in comparison to its benchmark “gross of fees.” In future reports, please ensure the MDFP includes discussion of the Fund’s performance net of fees.

Response: The Trust will make the adjustment to future reports.

10.
In the DGHM Funds’ Annual Report, the line graph for the Institutional Shares of the DGHM V2000 SmallCap Value Fund is missing from the filing, though it is included in the pdf of the Annual Report posted to the Funds’ website. Please ensure all line graphs are included in future filings.

Response: The Trust will make the adjustment to future reports.

11.	Please explain why net expenses per the Financial Highlights do not agree to net expenses in the prospectus for the following classes of shares:

Fund	Class	Per Prospectus	Per Financial Statements
DGHM All-Cap Value Fund	Investor Class	1.43%	1.50%
DGHM MicroCap Value Fund	Investor Class	1.46%	1.50%

In addition, please explain how the net expenses in the prospectus tie to the footnote describing the expense limitation. For example, the net expense of the Investor Class shares of the DGHM V2000 Small Cap Value Fund is disclosed as 1.40%. The expense limit for this Fund is 0.98% and it excludes 12b-1 (0.25%) and shareholder servicing fees (0.20%).

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 14, 2019

Response: With respect to the DGHM All-Cap Fund and the DGHM Micro-Cap Value Fund, the expense ratio that was reflected in the prospectus reflects an adjustment to the accrual rate for fees that are paid out under each Fund’s shareholder servicing plan. Trust management has represented that each of these Funds experienced changes in the amount and distribution source of assets, which, in turn, had an effect on the amount of shareholder servicing fees that the Funds were estimated to incur. While the Trust acknowledges that a restatement of expenses as a result of fluctuations in assets alone would not have been permitted, the effect of this change in the asset base had the effect of changing the contractual obligations of the Funds. Accordingly, these expenses were effectively restated. In the future, the Trust will more clearly disclose this fact in the prospectus. With respect to the net expenses and the footnote description of the expense limitation, the Trust’s administrator has advised that the effect of voluntary waivers were inadvertently included in the fee table. The Trust’s administrator has indicated that it will enhance its review procedures in the future to ensure that voluntary waivers are not reflected in the fee table.

12.
Please revise the line graphs for the Institutional Shares of the Toreador Core Fund, the Toreador Explorer Fund and the Toreador Select Fund to reflect a $10,000 initial investment instead of a $100,000 initial investment since the required minimum initial investment amount into the Institutional Shares of these Funds is $10,000.

Response: The Trust will make the adjustment to future filings.

13.
Confirm supplementally that acquired fund fees and expenses for the fiscal year ended April 30, 2018 did not exceed 0.01% of each of the Toreador Funds’ average daily net assets, particularly the Toreador Explorer Fund which held 5% of its assets in exchange-traded funds and 2.15% in a money market fund as of April 30, 2018.

Response: The Trust’s administrator has confirmed that acquired fund fees and expenses (“AFFE”) for the fiscal year ended April 30, 2018 did not exceed 0.01% of each of the Toreador Funds’ average daily net assets. The Toreador Explorer Fund did not invest in ETFs until the end of the 3rd quarter of its fiscal year so the weighted average holding (in accordance with the AFFE calculation per the instructions to Form N-1A) did not result in an AFFE greater than 0.01% for the year.

14.
Please explain supplementally whether proxy costs were excluded from the fee tables of the Toreador Core Fund and the Toreador International Fund. If they were excluded as extraordinary expenses, please explain the basis for the conclusion that they were extraordinary and consider including the footnote disclosure required by Instruction 3(c)(ii), disclosing what Other Expenses would have been had the extraordinary expenses been included.

Response: In accordance with Instruction 3(d)(iii) to Item 3 of Form N-1A, the costs associated with the proxy were excluded from the fee tables for the Toreador Core and

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 14, 2019

International Funds. That instruction, which effectively cross-references back to Instruction 3(d)(ii) instructs registrants to restate expense where there has been a change in “Annual Fund Operating Expenses.” The instructions define such a change to mean either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year. While the fees were determined to be extraordinary in nature, the basis for excluding the fees was based on the foregoing described instruction – the expenses of the proxy were not expected to occur in the current fiscal year. The Trust did not disclose this fact in a footnote to the fee table for these two Funds. The Trust will ensure that future circumstances similar to this contain a footnote describing such expenses that are not expected to occur during the current fiscal year.

15.
The investment objective of the Toreador International Fund is disclosed as “long-term capital appreciation” in the Fund’s April 30, 2018 Annual Report and “capital appreciation” in the Fund’s August 31, 2018 prospectus. Please revise the disclosure in future reports to ensure they are consistent.

Response: The Trust will make the adjustment to future reports.

16.
Please update the narrative introduction to the Fund Expenses Example in the Toreador Funds’ April 30, 2018 Annual Report to reflect that redemption fees are assessed on certain redemptions from the Toreador International Fund within 60 (instead of 90) days of purchase in accordance with the Fund’s prospectus disclosure.

Response: The Trust will make the adjustment to future reports.

17.
Please confirm the accuracy of the annualized expense ratios used in the Toreador Funds’ Fund Expense Example. For example, the Institutional Class shares of the Toreador Select Fund do not appear to reconcile:

Semi-Annual Expense Ratio 10/31/17	Example	Annual Expense Ratio 4/30/18
0.90%	0.75%	0.76%

Were any of the expenses restated? If so, please explain why the disclosures required by Instruction 2(c)(ii) to Item 27(d) of Form N-1A were not included:

(ii) If there have been any increases or decreases in Fund expenses that occurred during the Fund’s most recent fiscal half-year (or that have occurred or are expected to occur during the current fiscal year) that would have materially affected the information in the Example had those changes been in place throughout the most recent fiscal half-year, restate in a footnote to the Example the expense information using the current fees as if they had been in effect throughout the entire most recent fiscal half-year. A change in Fund expenses does not include a decrease in expenses as a percentage of assets due to economies of scale or

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
March 14, 2019

breakpoints in a fee arrangement resulting from an increase in the Fund’s assets.

Response: The Trust’s administrator has represented that the annualized expense ratios used in the Toreador Funds’ Expense Examples are accurate and none of the expenses were restated, except for the treatment of proxy costs as discussed above in response to Comment 14. The Toreador Select Fund’s expense cap was lowered from 0.95% to 0.75% effective October 1, 2017, five months into the Fund’s fiscal year. Therefore, the Institutional Shares’ annualized expense ratio calculated for the October 31, 2017 Semi-Annual Report reflected five months of Fund operations under a 0.95% expense cap and only one month of operations under a 0.75% expense cap, resulting in a blended annualized rate of 0.90%. The Institutional Shares’ Expense Example in the April 30, 2018 Annual Report reflects the expense ratio for the second half of the year (11/1/2017 to 4/30/2018), which was 0.75% and the annual expense ratio of 0.76% reflects the blended annualized rate for the full fiscal year. The Toreador Explorer Fund’s expense cap was also lowered effective October 1, 2017, from 1.14% to 0.83%, resulting in similar differences between the expense ratios calculated for its Semi-Annual and Annual Periods and the Expense Example. The expense cap of the Toreador International Fund was lowered from 1.75% to 0.84% effective February 1, 2018, nine months into the Fund’s fiscal year. Therefore, the Institutional Shares’ annualized expense ratio calculated for the October 31, 2017 Semi-Annual Report (1.70%) reflected Fund operations under a 1.75% expense cap. The Institutional Shares’ Expense Example in the April 30, 2018 Annual Report reflects the expense ratio for the second half of the year (11/1/2017 to 4/30/2018), which includes 3 months of operations under the 1.75% expense cap and 3 months under the .84% cap resulting in a blended rate of 1.55% and the annual expense ratio of 1.67% reflects the blended annualized rate for the full fiscal year (9 months under the 1.75% cap and 3 months under the 0.84% cap). The expense cap of the Toreador Core Fund did not change during the fiscal year ended April 30, 2018 and the annualized expense ratios used in the Fund’s Expense Example reconcile.

*	*	*

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively